Filed by Alleghany Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Transatlantic Holdings, Inc.

Commission File No.: 1-10545

The following is an article published by The Insurance Insider on November 24, 2011:

Alleghany to focus on book value growth after TRH deal

US P&C insurer Alleghany, the prospective new owner of Transatlantic Re, will concentrate on group investment and capital management while leaving the international reinsurer to run its day to day affairs, its CEO Weston Hicks told The Insurance Insider.

In an interview Hick explained that his firm’s corporate strategy was based upon compounding book value per share, not delivering earnings per share or top-line underwriting growth.

“We can do that through underwriting profit; we can do it through investment income on float; we can do it through investing in public equities; we can do it through investing in private opportunities; and if all of those things fail we can do it through share repurchases,” he concluded.

“So we have multiple levers to grow book value per share. And we feel that over time if book value per share grows the stock price will go up.”

Alleghany will assume the management of Transatlantic Re’s $13.7bn investment float if the recommended takeover goes through.

The company will also have the role of allocating capital between different operating companies, but otherwise will confine itself to board-level strategic oversight.

“In terms of managing the investment portfolio we have a team of equity analysts that work with me and manage our corporate and subsidiary equity investments,” he said. “And we work with outside managers to oversee the bond portfolio.”

Hicks confirmed that Transatlantic Re would slot into this same arrangement on completion of the deal.

Alleghany has a strong reputation as an investor and has consistently outperformed the S&P 500 due to the strong growth of its equity portfolio.

Between 2004 and the end of 2010 Alleghany achieved annualised total investment returns of 7.9 percent.

At year-end 2010 Alleghany had a bond portfolio of $2.8bn and equity investments of $1.5bn, demonstrating its high weighting to shares.

Hicks was adamant, however, that Alleghany was not trying to take over Transatlantic because it wanted to take the running of the business out of the existing management’s hands.

“We leave that to the professionals. We don’t try to get involved in the day-to-day or even the month-to-month underwriting decisions.”

However, Hicks said that Alleghany would involve itself in determining the strategy for Transatlantic.

“We would do that as a representative on the board of directors of Transatlantic. Just as the board today works with management on strategy - we would do the same thing. It’s just a downstream board instead of a public company board.”

Hicks comments seem to confirm the statement that Transatlantic CEO Bob Orlich sent to staff after the deal was announced.

Orlich said that under Alleghany’s ownership “Transatlantic will continue to operate as it always has”.

Hicks also sought to head off some of the criticisms being voiced by Transatlantic shareholders.

Since the agreement was announced sources have been critical of the low liquidity of Alleghany stock and its very thin analyst coverage on Wall Street.

Hicks accepted that the company would have to change. “Yes, we clearly recognise that as a $6bn company there are going to be a lot of people with needs for information. So we’re going to have a very well thought out and well presented information flow.”

Shareholders have also been unhappy that Transatlantic has accepted an offer initially worth $59.79 per share, and which has since fallen to around $55 under the influence of arbitrageurs, when Stone Point was thought to have tabled an all-cash bid at $61 per share.

“Any board of directors has to evaluate not only the headline price but also the probability of closure, including not only shareholder vote but approval from external parties including regulators,” Hicks said.

“Unfortunately, a board has a much more complicated job than just saying $60 is greater than $55,” he concluded.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Alleghany and Transatlantic operate and beliefs of and assumptions made by Alleghany and management and Transatlantic management, involve uncertainties that could significantly affect the financial results of Alleghany or Transatlantic or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving Alleghany and Transatlantic, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to creating value for stockholders, increasing capital and investments, achieving diversification and returns with minimal integration risk, maintaining financial ratings, integrating our companies, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the ability to successfully integrate the our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, credit rating agencies, customers and competitors; the ability to retain key personnel; the ability to achieve targets for investment returns, revenues, and book value per share; risks that the unsolicited consent solicitation commenced by Validus Holdings, Ltd. (“Validus”) disrupt current plans and operation; changes in financial markets, interest rates and foreign currency exchange rates; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of each party’s loss reserves; the cyclical nature of the property and casualty insurance industry; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Alleghany and Transatlantic from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither Alleghany nor Transatlantic undertakes any duty to update any forward-looking statements contained in this document.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Alleghany intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Alleghany and Transatlantic that also constitutes a prospectus of Alleghany. Transatlantic and Alleghany also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Alleghany and Transatlantic with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005 or via e-mail at investor_relations@transre.com; or by contacting Alleghany at Alleghany Corporation, 7 Times Square Tower, New York, New York 10036.

Alleghany and Transatlantic and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alleghany’s directors and executive officers is available in Alleghany’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Stockholders. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Alleghany or Transatlantic using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Validus Consent Solicitation

On November 3, 2011, Validus filed an amended preliminary consent solicitation statement with the SEC relating to Validus’s proposals to, among other things, remove seven of Transatlantic’s directors and nominate three new directors to the Transatlantic Board. Transatlantic has filed with the SEC a preliminary consent revocation statement on Schedule 14A (the “Preliminary Revocation Statement”) in connection with Validus’s solicitation of written consents. Investors and security holders are urged to read the Preliminary Revocation Statement and Transatlantic’s definitive consent revocation statement, when it is available, because they contain important information. Investors can get the Preliminary Revocation Statement, the definitive revocation statement, when it is available, and any other relevant documents for free at the SEC’s website (www.sec.gov). You may also obtain these documents for free by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.

Transatlantic, Alleghany and their respective directors and executive officers may be deemed to be participants in a solicitation of Transatlantic’s stockholders in connection with the Validus consent solicitation. Information about Transatlantic’s directors and executive officers, and a description of their direct or indirect interests, by security holdings or otherwise, is available in Transatlantic’s Preliminary Revocation Statement, which was filed with the SEC on September 20, 2011. Information about Alleghany’s directors and executive officers is available in Alleghany’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Stockholders.